SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-13122
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Precision Strip, Inc. Retirement and Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071

Precision Strip, Inc.
Retirement and Savings Plan

Contents
Reports of Independent Registered Public Accounting Firms	2-3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2006	5

Notes to Financial Statements	6-14

Supplemental Schedule

Schedule of Assets (Held at End of Year) as of December 31, 2006	15

Signatures	16

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	17
Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm	18
EXHIBIT 23.1
EXHIBIT 23.2

Note:	Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Precision Strip, Inc.
Retirement and Savings Plan
Financial Statements and
Supplemental Schedule
As of December 31, 2006 and 2005 and
for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm
Plan Administrator
Precision Strip, Inc. Retirement and Savings Plan
Minster, Ohio
We have audited the accompanying statement of net assets available for benefits of the Precision Strip, Inc. Retirement and Savings Plan (Plan) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is a supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
Los Angeles, California
October 15, 2007

Report of Independent Registered Public Accounting Firm
Plan Administrator
Precision Strip, Inc. Retirement and Savings Plan
Minster, Ohio
We have audited the accompanying statement of net assets available for benefits of the Precision Strip, Inc. Retirement and Savings Plan (the “Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the Plan’s net assets available for benefits as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
/s/ Vasquez & Company LLP
Los Angeles, California
October 31, 2007

Precision Strip, Inc.
Retirement and Savings Plan
Statements of Net Assets Available for Benefits

December 31,	2006	2005

Assets

Investments, at fair value:
Mutual funds	$87,165,808	$71,171,210
Common collective trust	7,891,943	8,265,235
Reliance Steel & Aluminum Co. common stock	842,236	—
Participant loans	3,264,761	2,784,419

Net assets available for benefits at fair value	99,164,748	82,220,864

Adjustment from fair value to contract value for the common collective trust	79,319	93,833

Net assets available for benefits	$99,244,067	$82,314,697

See accompanying independent auditors’ reports and notes to financial statements.

Precision Strip, Inc.
Retirement and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2006

Additions

Investment income:
Interest and dividends	$4,346,635
Net appreciation in fair value of investments	7,371,120

Total investment income	11,717,755

Contributions:
Employer	4,408,670
Participant	2,999,313

Total contributions	7,407,983

Total additions	19,125,738

Deductions

Benefits paid to participants and beneficiaries	2,179,210
Administrative fees	16,726
Deemed distributions of participant loans	432

Total deductions	2,196,368

Net increase	16,929,370

Net assets available for benefits, beginning of year	82,314,697

Net assets available for benefits, end of year	$99,244,067

See accompanying independent auditors’ reports notes to financial statements.

Precision Strip, Inc.
Retirement and Savings
Notes to Financial Statements

1.	Description of the Plan	The following brief description of the Precision Strip, Inc. (the “Company”) Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees who meet certain eligibility requirements of Precision Strip, Inc., a wholly-owned subsidiary of Reliance Steel & Aluminum Co., and Precision Strip Transport, Inc., a wholly-owned subsidiary of Precision Strip, Inc., and provides for retirement, disability and death benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2005, the Plan was amended to change the eligibility date to the first entry date (first day of each Plan calendar quarter) after the completion of three months of service and to no requirement. The Plan requires employees to complete a year of service before being eligible to receive the employer contribution. Effective July 1, 2006, the Plan offered the Reliance Steel & Aluminum Co. common stock fund as an investment fund under the Plan.

On March 24, 2006, the Precision Strip, Inc. acquired the assets of Flat Rock Metal Processing, L.L.C. (“Flat Rock”), and any eligible, former employees of Flat Rock were granted past service credit for eligibility and vesting purposes under the Plan.

Contributions

For the year ended December 31, 2006, participants had the opportunity to contribute up to 50% of their annual compensation to the Plan, subject to certain limitations. Company contributions are discretionary. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Precision Strip, Inc.
Retirement and Savings
Notes to Financial Statements

1.	Description of the Plan (Continued)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and actual earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. All amounts in participant vested accounts are participant-directed.

Vesting

Participants are immediately vested in all employee contributions plus actual earnings thereon.

Employer profit sharing contributions and any earnings thereon will be vested in accordance with the following schedule:

Years of Service	Percentage
Less than 3	—
3	30%
4	40%
5	60%
6	80%
7	100%

In accordance with the Pension Protection Act of 2006, the vesting schedule changed effective January 1, 2007 as follows:

Years of Service	Percentage
Less than 2	—
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Precision Strip, Inc.
Retirement and Savings
Notes to Financial Statements

1.	Description of the Plan (Continued)	Payment of Benefits

On termination of service, a participant receives a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, may elect to receive a lump sum amount or monthly installments. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are generally used to reduce future Company contributions. During the year ended December 31, 2006, forfeitures of approximately $190,000 were used to reduce the Company’s contributions. Forfeited non-vested accounts totaled $7,435 and $8,534 at December 31, 2006 and 2005, respectively.

Participant Loans

Participants may borrow from their vested accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment funds to (from) the loan fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. Prior to January 1, 1995, loan terms ranged up to 25 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Interest rates on outstanding loans during 2006 ranged from 5.25% to 10.50%. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses Administrative expenses of the Plan, except for investment transaction and loan maintenance fees, are paid by the Company.

Precision Strip, Inc.
Retirement and Savings
Notes to Financial Statements

2.	Summary of Significant Accounting Policies	Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV – 1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in Common Collective Trust (“CCT”) investments held by the Plan. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a CCT. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the CCT as well as the adjustment of the investment in the CCT from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Precision Strip, Inc.
Retirement and Savings
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year end. Shares of CCT’s are valued at net unit value as determined by the trustee at year end except when holding fully benefit-responsive investment contracts. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan holds shares of CCT’s that have investments in fully benefit–responsive investment contracts. For purposes of the Statement of Net Assets Available for Benefits, these CCT’s are stated at fair value. As provided in the FSP, an investment contract is generally required to be reported at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such investment contracts held by the CCT’s are determined using the market price of the underlying securities and the value of the investment contract.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Precision Strip, Inc.
Retirement and Savings
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	Risks and Uncertainties

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements. The Plan participates in various investment options that comprise securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Management Estimates

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Precision Strip, Inc.
Retirement and Savings
Notes to Financial Statements

3.	Investments	Participants may invest in certain investments offered by Fidelity Management Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. At December 31, 2006 the Plan held 87,278 unitized shares of Reliance Steel & Aluminum Co. stock fund with a fair value of $842,236.

The fair values of individual investments that represent 5% or more of the Plan’s assets as of December 31, 2006 are as follows:

December 31,	2006	2005

Mutual Funds:
Fidelity Dividend Growth Fund	$22,939,499	$20,139,460
Spartan U.S. Equity Index Fund	20,487,126	17,708,986
Baron Asset Fund	13,622,682	11,331,370
Fidelity Diversified International	8,938,279	6,003,771
Fidelity Puritan Fund	7,489,136	6,259,666
Janus Twenty Fund	5,004,361	4,268,916

Common Collective Trust:
Managed Income Portfolio	7,891,943	8,265,235

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,371,120 as follows:

Amount
Mutual funds	$7,311,799
Reliance Steel & Aluminum Co. common stock	59,321

Total	$7,371,120

Precision Strip, Inc.
Retirement and Savings
Notes to Financial Statements

4.	Related Party Transactions	Certain Plan investments are shares of mutual funds and a common collective trust managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee and custodian as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

5.	Income Tax Status	The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated October 9, 2003 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receipt of the IRS opinion letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Precision Strip, Inc.
Retirement and Savings

Notes to Financial Statements

7.	Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

December 31,	2006

Net assets available for benefits as reported on Form 5500	$99,164,748
Adjustment from fair value to contract value for common collective trust	79,319

Net assets available for benefits as reported on accompanying financial statements	$99,244,067

The following is a reconciliation of the changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2006

Total investment income as reported on Form 5500	$11,638,436

Investments:
Adjustment from fair value to contract value for common collective trust	79,319

Total investment income as reported on the accompanying financial statements	$11,717,755

Supplemental Schedule

Precision Strip, Inc.
Retirement and Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2006
Employer Identification Number: 34-1207681
Plan Number: 001
Form Number: 5500

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Mutual Funds:
*	Fidelity Dividend Growth Fund	724,100 units	a	$22,939,499
*	Spartan U.S. Equity Index Fund	408,273 units	a	20,487,126
	Baron Asset Fund	227,804 units	a	13,622,682
*	Fidelity Diversified International	241,902 units	a	8,938,279
*	Fidelity Puritan Fund	375,019 units	a	7,489,136
	Janus Twenty Fund	91,621 units	a	5,004,361
*	Fidelity Equity Income Fund	63,447 units	a	3,714,834
	PIMCO Total Return	298,046 units	a	3,093,716
*	Fidelity Freedom 2025 Fund	37,894 units	a	483,906
*	Fidelity Freedom 2035 Fund	28,655 units	a	377,960
*	Fidelity Freedom 2030 Fund	18,328 units	a	293,800
*	Fidelity Freedom 2050 Fund	23,993 units	a	257,927
*	Fidelity Freedom 2020 Fund	10,636 units	a	165,178
*	Fidelity Freedom 2040 Fund	15,787 units	a	149,665
*	Fidelity Freedom 2015 Fund	3,885 units	a	47,397
*	Fidelity Freedom 2045 Fund	4,287 units	a	46,042
*	Fidelity Freedom 2000 Fund	1,671 units	a	20,818
*	Fidelity Freedom 2010 Fund	820 units	a	11,991
*	Fidelity Freedom Income Fund	933 units	a	10,768
*	Fidelity Freedom 2005 Fund	924 units	a	10,723

		Total mutual funds		87,165,808

	Common Collective Trust:
*	Managed Income Portfolio	7,971,262 units	a	7,891,943

	Common Stock:
*	Reliance Steel & Aluminum Co.	87,278 units	a	842,236

	Loans:
*	Participant loans	Loans to participants with interest rates ranging from 5.25% to 10.50%, maturities from 2007 to 2016	—	3,264,761

		Total Investments		$99,164,748

* —	A party in interest as defined by ERISA.

a —	The cost of participant-directed investments is not required to be disclosed.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Precision Strip, Inc. Retirement and Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRECISION STRIP, INC. RETIREMENT AND SAVINGS PLAN
Dated: November 6, 2007	By:	/s/ Karla Lewis
Karla Lewis
Member of the Precision Strip, Inc. Retirement and Savings Plan Committee